ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

12 September 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
12 September 2003 - ASX Announcement & Media Release (Activity Update)
12 September 2003 – ASX Announcement & Media Release (Results of Entitlement Issue of Options)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

12 Sept 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE - GULF COAST OF USA

CLEAR BRANCH FIELD, JACKSON PARISH, NORTH LOUISIANA (FAR 9.375%)

The Terry Ewing No 2 well is currently drilling ahead at approximately 9,061 feet toward planned total depth of 10,000 feet. The well is being operated by Hilcorp Energy Company, of Houston, Texas, using Guichard Drilling Company (Lafayette) Land Rig 5 The well appears to be drilling at normal rate of penetration having overcome earlier downhole problems.

The primary Hosston producing horizon within the Clear Branch field is expected between 9,800 to 9,950 feet based on three sands in a 150 foot Hosston interval in the offset No 1 well.

The next progress report will be made on Tuesday 16 September.

FAR has a 9.375 percent interest in the Terry Ewing No 1 and No 2 wells and associated production equipment.

LAKE LONG FIELD, LAFOURCHE PARISH, LOUISIANA

A workover on the SL 328 No 2 well is now complete. The H Sand interval was perforated between 10,674 and 10,684 feet and then gravel packed. Gas flow lines are being connected to the well in preparation for production testing. FAR has an 11.25 percent working interest in the No 2 well.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

12 September 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

RESULTS OF ENTITLEMENT ISSUE OF 31 JULY 2005 OPTIONS

On 5 August 2003 First Australian Resources Limited issued a prospectus for a pro-rata entitlement issue of July 2005 Options (FAROA) to holders of expiring July 2003 options at 31 July 2003 to raise approximately $130,000 (before costs of the issue).

Acceptances in respect of the issue have closed and the Company now advises the following in respect to the issue:

Details	Number of Options	Amount
Options on offer	43,627,224	$130,881.67
Acceptances	26,195,600	$78,586.80
Shortfall	17,431,624	$52,294.87

The Company has received expressions of interest that will result in the entire shortfall being taken up, with the discretion on allocation to be decided by the Directors in accordance with the prospectus.

Uncertificated Holding Statements and CHESS letters in respect of the above acceptances will be dispatched to holders early next week.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au